

16013441

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDIT REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-: 67544

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME OF BROKER-DEALER: CICC US Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

28th Floor, 350 Park Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Lanlan Zhang (212) 201-5357
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

IDENTIFICATION PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154-0102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ **Certified Public Accountant**
- ☐ **Public Accountant**
- ☐ **Accountant not resident in United States or any of its possessions.**

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

CICC US SECURITIES, INC. AND SUBSIDIARY

(SEC I.D. NO. 8-67544)

Consolidated Statement of Financial Condition

December 31, 2015

(With Report of Independent Registered Public Accounting Firm Thereon)

Filed in accordance with
Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

CICC US SECURITIES, INC. AND SUBSIDIARY

Consolidated Financial Statements

December 31, 2015

Table of Contents



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
CICC US Securities, Inc. and Subsidiary:

We have audited the accompanying consolidated statement of financial condition of CICC US Securities, Inc. and Subsidiary as of December 31, 2015 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of CICC US Securities, Inc. and Subsidiary as of December 31, 2015, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
February 26, 2016

CICC US SECURITIES, INC. AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2015

Assets

Cash and cash equivalents	$	9,627,491
Receivable from clearing organization		2,834,045
Due from Parent		64,831
Due from affiliates		3,684,729
Improvements, equipment and furniture – at cost less accumulated depreciation and amortization of $4,681,105		135,555
Other assets, including taxes receivable of $12,489		502,741
Total assets	$	16,849,392

Liabilities and Stockholder's Equity

Liabilities		
Accrued compensation and benefits	$	6,382,400
Accrued expenses and other liabilities		612,263
Total liabilities		6,994,663
Stockholder's equity		9,854,729
Total liabilities and stockholder's equity	$	16,849,392

See accompanying notes to consolidated statement of financial condition.

(1) Organization

CICC US Securities, Inc. (the Company) is a wholly owned subsidiary of China International Capital Corporation (USA) Holdings, Inc. (the Parent), and it was incorporated on August 25, 2005. The Company is registered as an introducing broker-dealer with the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934 and a member of Financial Industry Regulatory Authority (FINRA). The Company is also registered as an introducing broker with the Commodity Futures Trading Commission (CFTC) under the Commodity Exchange Act and a member of National Futures Association (NFA). The Parent is incorporated in the state of Delaware and is a holding company with no business operations. The Company and its Parent are wholly owned subsidiaries of China International Capital Corporation (Hong Kong) Limited (CICC HK) which is incorporated in the Hong Kong Special Administrative Region. The ultimate holding company China International Capital Corporation Limited (CICC) is an investment bank incorporated in the People's Republic of China and licensed by the China Securities Regulatory Commission (the CSRC).

The Company has a wholly owned subsidiary, CICC US Securities (Hong Kong) Limited (CICC USS HK), which was incorporated on October 11, 2010 in Hong Kong. CICC USS HK, a Hong Kong Securities and Futures Commission (SFC) licensed corporation, carries on regulated activities in Hong Kong.

The Company's primary activities are institutional securities brokerage, investment banking, and other related financial services.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, CICC USS HK. All material intercompany balances and transactions have been eliminated.

(c) Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year end rates of exchange.

(d) Securities Transactions

The Company has a clearing agreement with a financial institution whereby the financial institution clears domestic transactions for the Company and its customers and carries such accounts on a fully disclosed basis as customers of the financial institution. The Company also clears foreign transactions on a DVP/RVP basis through its Hong Kong broker-dealer affiliate, China International Capital Corporation Hong Kong Securities Limited (CICC HKS). Accordingly, the Company does not carry customer accounts and does not receive, deliver or hold cash or securities in connection with such transactions.

Securities transactions are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their settlement date are recorded net on the consolidated statement of financial condition.

(e) Cash and Cash Equivalents

Cash and cash equivalents include all demand deposits held in banks and certain highly liquid investments with original maturities of 90 days or less.

(f) Improvements, Equipment and Furniture and Depreciation

Improvements, equipment and furniture are carried at cost less accumulated depreciation.

(g) Income Taxes

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense is the taxes payable for the period and the change during the period in deferred tax assets and liabilities. Valuation allowances are used to reduce deferred tax assets to the amount considered likely to be realized.

Accounting Standards Codification (ASC) 740-10 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by applicable tax authority based upon technical merits of the position. Tax benefits from tax positions not deemed to meet the more-likely-than-not threshold should not be recognized in the year of determination. Management has reviewed the Company's tax positions for all open years and concluded that the Company has no material uncertain tax positions at December 31, 2015. Further, as of December 31, 2015, the Company has recorded no liability for net unrecognized tax benefits relating to uncertain tax positions they have taken or expect to take in future tax returns.

(h) Estimates

The preparation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make

estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

(3) Receivable from Clearing Organization

Receivable from clearing organization consists of cash, cash equivalents and open receivables for unsettled trades balances maintained by the Company with this financial institution to cover its securities transactions.

Pursuant to an agreement with its clearing organization, the Company is required to maintain a deposit of $100,444. As of December 31, 2015, the deposit was maintained in a noninterest bearing deposit account with this financial institution.

(4) Improvements, Equipment and Furniture

Improvements, equipment and furniture consist of:

Improvements	$	1,847,265
Equipment		2,668,035
Furniture		301,360
Total improvements, equipment, and furniture		4,816,660
Accumulated depreciation		4,681,105
Total	$	135,555

(5) Related Party Transactions

The Company performs certain services related to clients of its affiliate, CICC HKS. In addition, CICC HKS provides, among other services, execution, research and clearing functions for certain brokerage activities conducted by the Company.

The Company also has an expense sharing agreement with an affiliate, CICC Investment Management (USA), Inc. (CICCIMUSA) which establishes the basis by which the Company charges CICCIMUSA for use of certain of its employees, facilities and other goods and services.

There is a due from affiliates balance of $3,684,729, as of December 31, 2015. This represents the balance due to the Company related to the above matters. There is also a due from Parent balance of $64,831, as of December 31, 2015 related to ordinary business transactions.

(6) Income Taxes

The Company is included in the consolidated U.S. federal income tax return and the combined New York State and City Article 9A return with the Parent and its affiliate CICCIMUSA.

The tax effects of temporary differences that gave rise to the deferred income tax asset are as follows:

Net operating loss carryovers	$	14,285,800
Depreciation and amortization		361,174
Accrued compensation and benefits		2,537,665
Other liabilities		43,662
Less valuation allowance		(17,228,301)
Total deferred income tax asset	$	—

At December 31, 2015, the Company's deferred income tax asset is fully offset by a valuation allowance. The Company will continue to assess the valuation allowance and, to the extent it is determined that such an allowance is no longer required, the tax benefit of the remaining deferred income tax asset will be recognized in the future.

The Company has not recognized any uncertain tax positions as of December 31, 2015.

The Company is subject to income tax laws in the U.S. Federal jurisdiction, states and local municipalities and the foreign jurisdictions in which it operates. Accounting for its outside basis difference in the HK subsidiary is pursuant to principals set forth under FASB ASC 740. The Company is subject to tax examinations from the U.S. Federal taxing authority for the years 2012 and forward and from the state and local taxing authorities for the year 2012 and forward.

As of December 31, 2015, the Company had taxes receivable of $12,489, which is related to New York State and City tax on capital.

(7) Risks and Uncertainties

(a) Credit Risks

The Company maintains certain of its cash balances with financial institutions in excess of insured limits. The Company does not anticipate nonperformance by the financial institutions.

The Company is engaged in various types of brokerage activities servicing institutional investors. Customers' securities transactions are cleared through a financial institution on a fully disclosed basis. These activities may expose the Company to off balance sheet risk in the event the customers are unable to fulfill their contractual obligations. As a result, the Company's exposure to credit risk can be directly impacted by volatile markets which may impair the customers' ability to satisfy their obligations.

The agreement between the Company and the financial institution provides that the Company is obligated to assume any exposure related to nonperformance by its customers. Management monitors information it receives from the financial institution on a daily basis and continually evaluates the financial condition and credit standing of its customers to reduce the risk of loss.

(b) Other

The Company maintains certain cash and cash equivalent balances, denominated in a foreign currency, with a clearing organization to cover its securities transactions. Changes in the relationship of this foreign currency to the U.S. dollar may affect the balances held by the Company with this financial institution.

(8) Employee Benefit Plan

The Company has a 401(k) Plan under ADP, whereby employees voluntarily participate in the Plan. Employees may contribute up to 100% of their compensation subject to certain limits based on federal tax laws. The Company makes matching contributions equal to 100% of the first 4% of the employees' contribution, and then management has the ability to make discretionary contributions above the matching contribution. However, matching contributions cannot exceed defined limits of 6% set by the Agreement.

(9) Lease Commitment

The Company leases office premises under a noncancelable operating lease which expires in July 2026.

Future minimum base rental payments on the noncancelable lease are as follows:

Year ending December 31:		
2016	$	627,641
2017		939,136
2018		939,136
2019		939,136
2020		939,136
Thereafter		5,648,309
	$	10,032,494

(10) Regulatory Requirements

The Company is a registered introducing broker-dealer with the SEC and a registered introducing broker with the CFTC and, accordingly, is subject to the minimum net capital requirements of the SEC and the CFTC. Under the alternative method permitted by SEC Rule 15c-3-1, the required net capital may not be less than $250,000 or 2% of aggregate debit balances arising from customer transactions, whichever is greater. Under CFTC Regulation 1.17(a)(1)(iii), the required minimum net capital

requirement is $45,000 or the amount of net capital required by Rule 15c3-1, whichever is greater. FINRA may prohibit a firm from expanding its business if net capital is less than 5% of such aggregate debit items or $300,000, whichever is greater. As of December 31, 2015, the Company had net capital of $3,531,061, which was $3,281,061 in excess of the SEC's minimum requirement.

The Company does not carry any customer accounts and is exempt from SEC rule 15c3-3 because all customer transactions are cleared through its clearing organizations.

(11) Going Concern

The Company has experienced operating losses in recent years. The Company has been supported by CICC HK on an as-needed basis. CICC HK has confirmed to the Company that it will provide financial support sufficient for the Company to satisfy, on a timely basis, all liabilities and obligations arising from operations incurred in the ordinary course, that the Company is unable to satisfy when due. This confirmation is effective from the date of this report, through and including March 1, 2017.

(12) Subsequent Events

The Company has performed a review of subsequent events through February 26, 2016, the date the financial statements were available to be issued and concluded that there were no events or transactions that occurred during this period that required recognition or disclosure.